August 12, 2025

VIA EDGAR TRANSMISSION

Office of Manufacturing

Attn: Mindy Hooker and Kevin Stertzel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC

Re:	Mexican Economic Development, Inc.
Form 20-F for Fiscal Year Ended December 31, 2024 Filed April 24, 2025 File No. 001-35934

Dear Ms. Hooker and Mr. Stertzel,

This letter addresses the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in a letter dated July 21, 2025, regarding the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”) of Fomento Económico Mexicano, S.A.B de C.V. (Mexican Economic Development, Inc.) (“FEMSA”).

We have reproduced the Staff’s comment below in bold and provided our response immediately below.

Form 20-F for the Fiscal Year Ended December 31, 2024

Risk Factors

Risks Related to Our Company, page 4

1.	We note your disclosure at the bottom of page 8 regarding risks linked to international cartels and transnational criminal organizations present in jurisdictions that you have operations. We further note media sources indicate your OXXO operations in Nuevo Laredo, Mexico were temporarily closed in 2024 due to cartel related concerns. In future filings, please revise your disclosure to expand on the risks related to heightened criminal activity in Mexico. Your revised disclosure should address, but not be limited to, how criminal activity affects companies and employees through extortion, theft, kidnapping, and violence. If material, include impacts such as, lost income and associated costs due to store closures, increased insurance and security costs, theft, and extortion losses. Also, consider discussing how corruption and ties between criminal organizations and authorities may affect your operations and how cartels may attempt to control the sale, distribution, and pricing of goods. Please provide us with your draft disclosure enhancements in your response.

We respectfully acknowledge the Staff’s comment.

To date, the activities of criminal organizations present in territories where we have operations, which may include international cartels and international criminal organizations, have not resulted in an interruption to the operations of FEMSA and its subsidiaries or otherwise resulted in losses that would be material to its business, financial condition or results of operations.

FEMSA and its subsidiaries have experienced two non-material incidents in recent periods. With respect to the operations in Nuevo Laredo, Mexico referenced by the Staff, the temporary closure affected stores and gas stations which constitute less than 1% of our total points of sale, for a period of approximately nine days, which represented less than .1% of the sales in Mexico for 2024. FEMSA’s subsidiary Coca-Cola FEMSA also paused certain operations in Puente de Ixlta, Morelos, Mexico from September 2024 to November 2024 after four employees were kidnapped. This affected one distribution center, which constituted less than 1% of Coca-Cola’s distribution centers in Mexico, and such closure represented less than 1% of the sales in Mexico for 2024. FEMSA confirms that it will disclose impacts in future filings if material to its business, financial condition or results of operations, including due to store or other location closures, increased insurance and security costs, theft, and extortion losses. FEMSA collaborates with federal and local governmental authorities to combat and limit the impact of criminal organizations.

FEMSA will also expand the cited disclosure in the risk factor section in future filings on Form 20-F to be more specific with respect to the risks associated with the presence of criminal organizations in the territories in which FEMSA and its subsidiaries operate. For example, as of the date hereof, we would expect to include the additional disclosures below in future filings (new language bolded and underlined):

We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities with respect to anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, criminal, taxation, health and antitrust. In addition, on February 20, 2025, the U.S. government designated certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”), several of which are known to be present in jurisdictions where we have operations. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increase the risk of potential criminal and civil liability against such entities or individuals. We maintain a Global Integrity Compliance Program that is supervised by our senior management and employ a Legal Compliance Officer in each of our business units. Reports on such compliance program are presented to the Audit Committee of our Board of Directors on an annual basis. Despite our internal governance and compliance processes, including due diligence processes of third parties, we may be subject to breaches by our employees, contractors or other agents of our code of ethics, anti-corruption and anti-money laundering policies, other internal policies, or applicable laws or regulations, including instances of fraudulent behavior, corrupt practices, improper payments and dishonesty by any of them. In particular, the activities of criminal organizations, including international cartels and transnational criminal organizations, present in territories in which we operate have resulted in and in the future may result in impacts on our business, disruptions to our operations, and the temporary closure of stores. We also could be required to cease operations in certain territories, or we may experience material income losses, increase in safety-related and insurance expenses, loss of product and revenue, or health and safety risks to our employees. While we cooperate with law enforcement authorities in these territories, and despite government efforts to combat public corruption, these efforts may not be sufficient to prevent or avoid local, state and federal authorities and our employees being subject to corrupt practices or threats of violence which could lead to potential disruptions of our operations. We also cannot foreclose the possibility of criminal organizations affecting our operations by attempting to control the sale, distribution, and pricing of certain goods.

. . .

Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business. There is no assurance that we will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities. In addition, criminal activity targeted towards us and our employees, including by international cartels and transnational criminal organizations, could materially adversely affect our business, financial condition or results of operations, including through sustained interruption of our business, decreased revenues, and higher expenses.

While the above language is provided as an example, our actual disclosure in future filings will depend on our material risks at the time of such disclosure.

*      *      *

Thank you for your consideration of our response. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact FEMSA or Duane McLaughlin (+1-212-225-2106) of our U.S. counsel Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

By:	/s/ Alejandro Gil Ortiz
Alejandro Gil Ortiz General Counsel

Mexican Economic Development, Inc. (Registrant)

cc.:       Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP